FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2007

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.  News Release dated December 20, 2007 – International KRL Resources Corp and Logan Resources Ltd. Provide Update on Turn River U-Ni Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: December 21, 2007

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: December 20, 2007

INTERNATIONAL KRL RESOURCES AND LOGAN RESOURCES PROVIDE UPDATE ON TURN RIVER U-Ni PROJECT

Vancouver, BC – December 20, 2007 – International KRL Resources Corp. (TSXV:IRK) and Logan Resources Ltd. (TSXV:LGR) today announced that a finder’s fee has been paid in conjunction with the Turn River option agreement. International KRL Resources and Logan Resources granted Longview Capital Partners the option to earn a 50% interest in their Turn River uranium-nickel project in the Yukon for CDN$15 million in staged exploration expenditures. (See news release September 18, 2007)

Finder’s fees were paid by both companies in the form of shares to Mr. Tim Young which consisted of 103,000 common shares paid by International KRL Resources Corp. and 58,000 common shares paid by Logan Resources Ltd.

In addition, the companies report that airborne radiometric and magnetic geophysical surveys have been conducted over most of the project area. Interpretation of the geophysical information obtained is underway and will be announced when complete.

On Behalf of the Board of International KRL Resources Corp. & Logan Resources Ltd.

“Seamus Young”

--------------------

Seamus Young

President and CEO

For more information on International KRL Resources Corp, please visit www.krl.net, or call the Company at (604) 689 - 0299.

For more information on Logan Resources Ltd, please visit www.loganresources.ca, or call the Company at (604) 689 - 0299.

Statements in this news release, other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute Forward-looking statements. Such statements are based on numerous assumptions and are subject to all the risks and uncertainties inherent in the Company’s business, including risks related to mineral exploration and development. Consequently, actual results may vary materially from those described in the forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.